Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@bingham.com

December 15, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 2, 2014 regarding the Trust’s Post-Effective Amendment No. 378 (“PEA No. 378”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 17, 2014 to reflect the selection of a new sub-adviser for the WisdomTree Brazilian Real Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section that, for purposes of the Fund’s 80% policy, derivatives, including swaps and forward futures contracts, are valued using their market value, not their notional value.

Response: We respectfully decline to make the requested revision. The Trust intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff. The Trust believes that using the notional value of derivative instruments for purposes of determining compliance with the Fund’s 80% policy under Rule 35d-1 may be an appropriate measure of the economic exposure of the Fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivatives where such treatment would be appropriate. Accordingly, the Trust confirms that derivatives that provide economic exposure to assets that are consistent with the Fund’s name will be valued at market value for purposes of measuring compliance with the Fund’s 80% policy, but we decline to amend the Principal Investment Strategies. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.1

[1]	The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles

  Miami   Moscow  New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica

  Silcon Valley  Tokyo  Washington  Wilmington

Mr. Ed Bartz December 15, 2014 Page 2

2.	Comment: Please revise the Fund’s 80% policy under the “Principal Investment Strategies of the Fund” section to indicate the “Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments whose combined performance is tied economically to” the Brazilian real, not “Brazil.”

Response: We respectfully decline to make the requested revision. Brazil’s currency is tied directly to Brazil. The Trust believes that “investments whose combined performance is tied economically to Brazil” both impact and are tied economically to the Brazilian real currency. Accordingly, the Trust believes that the current disclosure is accurate, appropriate and satisfies the Rule 35d-1 requirement.

3.	Comment: Please confirm supplementally that the Fund’s two portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: Confirmed.

SAI

4.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Also, please disclose in the SAI that if the Fund is a protection buyer in credit default swaps, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

Response: The disclosure has been added as requested.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz December 15, 2014 Page 3

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: Ryan Louvar, Esq. W. John McGuire, Esq. Kathleen Long, Esq. Beau Yanoshik, Esq.